CLEARLY CANADIAN ANNOUNCES APPOINTMENT OF AUDITOR

VANCOUVER, B.C., November 2, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (the “Company”) (OTCBB: CCBEF) announced today that KPMG LLP, Chartered Accountants has been appointed as the Company’s independent registered public accounting firm effective October 26, 2006 replacing UHY LDMB Advisors Inc. We are pleased to have been accepted as a new client by a firm as prestigious as KPMG. This move represents another important step for Clearly Canadian as we continue to build a solid corporate foundation, and should greatly assist our efforts to increase our exposure to the financial community.

The Company also announced today that it in connection with the non-brokered private placement to Pinetree Income Partnership completed September 1, 2006, the Company has paid a finders' fees by issuing warrants, vesting immediately and expiring in two years, to purchase 23,333 common shares at a purchase price of US $3.25 per share and paying cash of US $120,000, of which US $50,000 has been paid to BG Capital Group Ltd., a controlling shareholder of the Company. BG Capital is entitled to return its portion of the finder's fee to the Company, within one year, in return for being issued an equivalent amount in common shares based on a price of US $3.00 per share.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993